UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On November 21, 2024, Evogene Ltd. (“Evogene”) announced its financial results for the third quarter ended September 30, 2024.  A Copy of the press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Evogene is holding a conference call on November 21, 2024 to discuss its quarterly results for the quarter ended September 30, 2024 and, in connection with that call, will make available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

The GAAP financial statements tables contained in the press release attached as Exhibit 99.1 to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports Third Quarter 2024 Financial Results.
99.2	Slide presentation for conference call of Evogene held on November 21, 2024, discussing Evogene’s quarterly financial results for the third quarter of 2024.